PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2022

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SEC FILE NUMBER
34099

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/2021** AND ENDING **06/30/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Patrick Capital Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11152 South Towne Square

(No. and Street)

St. Louis   **MO**   **63123**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Clark   **(314)963-9336**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201   **Frankfort**   **IL**   **60423**

(Address)   (City)   (State)   (Zip Code)

12/21/2010   **5376**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brain Clark _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Patrick Capital Markets, LLC _____, as of June 30 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: President / CEO



Notary Public



NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2023

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patrick Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Patrick Capital Markets, LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Patrick Capital Markets, LLC as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Patrick Capital Markets, LLC's auditor since 2010.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 21, 2022

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

ASSETS

Cash and cash equivalents	$ 1,406,014
Commissions receivable	847,358
Notes receivable	20,000
Other receivables	14,651
Right-of-use asset (net of accumulated amortization of $22,876)	389,431
Prepaid expenses	47,497
TOTAL ASSETS	**$ 2,724,951**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accounts payable and accrued expenses	$ 566,267
Commissions payable	1,152,154
Lease liability	393,207
Total Liabilities	$ 2,111,628
MEMBER'S CAPITAL	$ 613,323
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,724,951

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Patrick Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Saxony Financial Holdings, LLC, was organized in the state of Missouri on June 16, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are brokering securities transactions, providing managing broker dealer services and receiving referral fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Commissions - 1940 Act Wholesaling commissions are earned for wholesaling various mutual funds to other broker dealers or registered investments advisors (RIAs). Revenues are recognized in the month earned. 1940 Act Wholesaling commissions are earned and computed in two ways; a) on an as sold basis and b) assets under management "AUM" basis. Revenue is recorded in the month of sale for the "As Sold Basis" and reported in the month the dollars are in the asset base of manager for the "AUM" basis.

Fee Income – Investment banking fees are fees earned for funds placed directly in a private placement transaction. Managing broker dealer fees are a percentage of the offering for managing any security offering. Referral fees are received for the placement of funds, which may include a participation in the management fee generated. Consulting fee income is paid by an offering sponsor, where PCM does not serve in any capacity other than back office support, and is recognized in the month earned.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2022

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

In addition, the Company's cash is on deposit at several financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at June 30, 2022.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 5.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2022

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2022, the Company's net capital and required net capital were $407,738 and $114,813, respectively. The ratio of aggregate indebtedness to net capital was 422%.

NOTE 3 – NOTES RECEIVABLE

On February 14, 2022 and April 6, 2022, the Company signed two $10,000 demand promissory notes with a registered representative, that bears interest at 5%. Interest receivable of $304 on the notes receivable are included with other receivables on the Statement of Financial Condition at June 30, 2022.

NOTE 4 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes. In addition, the sole member of the Company uses the calendar year for income tax purposes.

Effective January 1, 2013, both the Company and the sole member elected S-Corporation status. Therefore, the members of the sole member are responsible for any income taxes.

NOTE 5 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Saxony Financial Holdings, LLC (SFH). The Company is also affiliated through common ownership and management with Saxony Capital Management, LLC (an SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc. (RECA), Saxony Holdings, Inc. (SHI), CBR Holding, LLC, and Saxony Securities, Inc. (SSI), a registered broker/dealer and wholly owned subsidiary of SHI.

The Company has an expense sharing agreement with SSI. For the year ended June 30, 2022, the Company reimbursed SSI $150,360 for compensation, occupancy and other expenses (See Note 6). The Company also paid SSI $180,950 of private placement fees during the year.

NOTE 5 - RELATED PARTIES – *(Continued)*

At June 30, 2022, there was a payable of $2,856 with SCM, included in accounts payable and accrued expenses.

The Company has agreements with RECA to lease multiple software programs on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended June 30, 2022 relating to this agreement were $16,202.

The Company incurred expenses from an organization which is partially owned by a member of SFH for software services. Total payments made by the Company during the year ended June 30, 2022 relating to these services were $12,586.

The Company executed a corporate guarantee of a loan for a registered representative in the principal amount of $50,000, plus interest, charges and fees until the obligation is fully paid. There was no fee charged to the representative for this guarantee.

NOTE 6 - LEASE COMMITMENTS

The Company has an obligation with a related party (See Note 5) as a lessee for office space. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires September 2027. The lease has 2, consecutive, 3-year extension options the Company reasonably believes will be exercised.

The components of lease cost for the year ended June 30, 2022 are as follows:

Operating lease cost	$ 33,776
Short term lease cost	6,000
Total lease cost	$ 39,776

NOTE 6 - LEASE COMMITMENTS – *(Continued)*

Other information related to the lease at June 30, 2022:

ROU asset obtained in exchange for obligation $412,307

Weighted average remaining lease term:
Operating leases – 11.25 years

Weighted average discount rate:
Operating leases – 3.25 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2022 are as follows:

Year Ended June 30,	Total
2023	$ 42,000
2024	42,000
2025	42,000
2026	42,000
2027	42,000
Thereafter	262,500
Total undiscounted lease payments	$ 472,500
Less: Imputed interest	(79,293)
Total lease liability	$ 393,207

Other Intangible Operating Leases - The Company has several noncancellable operating leases for file sharing, data storage and other services. These agreements expire at various dates through June 2024. In addition, most have automatic renewal periods that range for additional one- or two-year periods. Total expenses relating to these agreements, were $97,793 for the year ended June 30, 2022, and $24,900 included in prepaid expenses on the Statement of Financial Condition for the year ended June 30, 2022.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has an agreement with Saxony Securities Inc. (SSI), an affiliated broker dealer, whereby the Company may introduce securities transactions to SSI who will then introduce the same transactions to its clearing broker/dealer. This is commonly referred to as a piggyback arrangement. The Company receives commissions from SSI for the transactions introduced to its clearing broker/dealer, less certain fees and charges. The agreement had an initial 12-month term that automatically extends for additional 12-month periods. Either party may terminate the agreement at any time with 30 days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. For the year ended June 30, 2022, the number of transactions so introduced via this agreement was nominal.

NOTE 8 - CONCENTRATION OF RISK

For the year ended June 30, 2022, one group of sales personnel accounted for 28% of the Company's total revenue and a second group of sales personnel accounted for 21%.

NOTE 9 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Included in compensation and related benefits, discretionary employer contributions of $98,674 were made for the 2021 calendar year.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2022.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2022

NOTE 11 – LONG-TERM BONUS

During the year, the Company accrued long-term bonuses to several key employees under a long-term bonus plan. All such bonuses are payable at a future date which may vary under the terms of each bonus, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $140,278 during the year for long-term bonuses and a related liability of $164,672 for the year ended June 30, 2022, which are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters, incidental to its business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

Subject to the foregoing and based on currently available information and consultation with legal counsel and considering its established reserves if any, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved more than the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. The Company policy for accounting for legal fees is to record such fees as the services are provided.

NOTE 12 – CONTINGENCIES – *(Continued)*

The Company has recently responded to questions by the Financial Industry Regulatory Authority, Inc. ("FINRA") regarding a past offering where it acted as the managing broker dealer. Although FINRA has not made any direct allegations to the Company, they could at some point make such allegations and seek fines or other consent orders against the Company. If such allegations do arise, the Company plans to vigorously defend itself against them. Currently, the Company's management and its legal counsel are unable to predict the probable favorable or unfavorable outcome of this process.

The Company acted as the managing broker dealer for an offering that is subject to a lawsuit filed by a group of investors against the offering sponsor and another party. Suit has not been filed against the Company, but the Company has signed a Tolling Agreement to extend the statute of limitations and has agreed to extend such Tolling Agreement. The Company also has received notice of a claim for indemnification from another broker-dealer regarding an arbitration filed against such broker-dealer in connection with certain sales it made in the same offering as discussed above.   We believe that the Company has strong defenses, and the Company intends to litigate this matter vigorously if one or more suits are ever filed. The Company is not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, to the Company.

NOTE 13 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.